Mail Stop 4561

October 24, 2006

Roy Trivett
President and Chief Executive Officer
Visiphor Corporation
Suite 1100 – 4700 Kingsway Burnaby
British Columbia V5H 4M2

> **Re: Visiphor Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **File No. 000-30090**

Dear Mr. Trivett:

We have reviewed your response letter dated October 18, 2006 and the above referenced filings and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Item 8A. Controls and Procedures, page 59

1.   We note the proposed additional disclosure in future filings in response to comment number 2 in your letter dated October 18, 2006. Confirm that you will also indicate in your future filings how management considered the material weaknesses in its assessment of the effectiveness of disclosure controls and procedures.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comment.

Sincerely,

Stephen Krikorian
Accounting Branch Chief